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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Widerthan Co., Ltd.
(Name of Issuer)
Common Stock, par value ~~W~~500 per share
(Title of Class of Securities)
967593104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Signature

CUSIP No.	967593104	Page	of

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SK Telecom Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Republic of Korea

	5	SOLE VOTING POWER:

NUMBER OF		2,000,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a).	Name of Issuer:
Widerthan Co., Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
17F, K1 REIT Building, 463, Chungjeong-ro 3-ga,
Seodaemun-gu, Seoul 120-709, Korea

Item 2(a).	Name of Person Filing:
SK Telecom Co., Ltd.

Item 2(b).	Address or Principal Office or, if none, Residence:
SK Telecom Co., Ltd.
11, Euljiro2-ga, Jung-gu,
Seoul 100-999, Korea

Item 2(c).	Citizenship or Place of Organization:
Republic of Korea

Item 2(d).	Title of Class of Securities:
Common Stock, par value ~~W~~500 per share

Item 2(e).	CUSIP Number:
The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 967593104.

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 2,000,000

(b) Percent of Class: 10.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
2,000,000

(ii) shared power to vote or to direct the vote:
0

(iii) sole power to dispose or to direct the disposition of:
2,000,000

(iv) shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2006

SK Telecom Co., Ltd.
By:		/s/ Hyun Jong Song

Name	:	Hyun Jong Song
Title	:	Vice President